TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD PROVIDES NOTICE OF FIRST QUARTER 2025 RESULTS
AND CONFERENCE CALL

Toronto, Ontario, April 9, 2025 - IAMGOLD Corporation (NYSE: IAG) (TSX: IMG) ("IAMGOLD" or the "Company") is pleased to announce it plans to release its first quarter 2025 operating and financial results after market hours on Tuesday, May 6, 2025. Senior management will host a conference call to discuss the operating performance and financial results on Wednesday, May 7, 2025, at 8:30 a.m. (Eastern Time).

Listeners may access the conference call via webcast from the events section of the Company's website at www.iamgold.com (webcast link below), or through the following options:

Pre-register via: Chorus Call IAMGOLD Q1 2025 Registration (recommended) - Upon registering, you will receive a calendar booking by email with dial-in details and unique PIN. This process will bypass the operator and avoid the queue.

Toll free (North America): 1 (833) 752-3518

International: 1 (647) 846-8209

Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=PJqxT8En

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (855) 669-9658 within North America or 1 (412) 317-0088 from international locations and entering the passcode: 8547526.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). On March 31, 2024, the Company commenced production at Côté Gold, in partnership with Sumitomo Metal Mining Co. Ltd., a mine that has the potential to be among the largest gold mines in Canada. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to strive for the goal of Zero Harm®. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com